SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's MSN-Israel Wins Coca Cola Portal and Internet Advertising Business dated May 31, 2005.



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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet  Gold's  MSN-Israel  Wins Coca Cola  Portal  and  Internet  Advertising
Business

Tuesday May 31, 7:00 am ET

One of Israel's Largest Internet-Based Media Budgets

PETACH TIKVA, Israel, May 31 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that Coca Cola has chosen MSN-Israel, an Internet media company owned jointly by Internet Gold (50.1%) and Microsoft Inc. (49.9%), to operate its popular "My Music" (www.mymusic.co.il) portal. As part of its new media strategy, Coca Cola transferred its Internet media budget, one of the largest in Israel, to MSN-Israel after two years of working with Walla, one of MSN-Israel's major competitors. Coca Cola's decision was made in light of its successful cooperation with MSN-Israel in the development and operation of the "FeelGood" site associated with its Diet Coca Cola brand (www.feelgood.co.il).

The "My Music" portal, which targets the youth audience with news and reviews about "hit" music, is an integral part of Coca Cola's growing cross-media marketing focus. In addition, the site is Coca Cola's focus for the promotional activities surrounding "A Star Is Born," the phenomenally popular television competition that it sponsors, and facilitates voting by millions of fans.

To support these cutting-edge activities, MSN-Israel has used Microsoft's robust and flexible Content Management Server (CMC 2002) system as the platform for the site.

Orly Klein-Dagan, marketing manager of Coca-Cola Israel commented: "Migrating to MSN have opened for us a range of possibilities for enriching the content in our "My Music" site in areas such as video, messenger, etc. these options are extremely important to our young audience and this contributes in making "My Music" a leading music's site in their perception. During the past months, we experienced an increase in both the numbers of visits and duration of time spent on the site by our surfers".

Mr. Uri Adoni, CEO of MSN Israel, added, "We are delighted that our years of cooperation with Coca Cola, including the development of the "FeelGood" site, have led it to choose us for this major contract. Our association with Microsoft and MSN International has been an important part of our success, giving us a competitive edge in terms of technology and content as well as in innovative marketing concepts."

Mr. Adoni continued, "This competitive advantage is helping us secure a growing number of important agreements with such international advertisers as Gillette and Procter & Gamble. The growing e-advertising budgets and Internet-related activities of these and other world-class consumer brands demonstrates that the Internet is emerging as a major advertising medium, a trend that plays to the strengths of MSN-Israel and Internet Gold."

About Internet Gold

Internet Gold is a communications group that provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel to both residential and business customers.

The group's operations are carried out through four main companies. Internet Gold, the publicly traded parent company serves as HQ to the group and also is the ISP which provides access and telephony services. Through MSN Israel, its joint-venture (50.1% owned) with Microsoft Corp. (49.9% owned), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services and is the owner of 100% of the Start portal. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers, P1000. In addition, its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services.

For additional information about Internet Gold, please visit our Website at www.igld.com





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Certain statements made herein that use the words "estimate," "project,"
"intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 31, 2005